EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES

COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2012	2011	2010	2009	2008
	(Dollars in Millions)
Net Income (loss) attributable to Tenneco Inc.	$275	$157	$39	$(73)	$(415)
Add:
Interest expense	105	108	149	133	113
Portion of rentals representative of the interest factor	18	17	15	14	15
Income tax expense and other taxes on income	19	88	69	13	289
Noncontrolling interests	29	26	24	19	10
Amortization of interest capitalized	4	4	4	4	3
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	1	—	—	2	(2)

Earnings as defined	$451	$400	$300	$112	$13

Interest expense	$105	$108	$149	$133	$113
Interest capitalized	4	4	4	4	6
Portion of rentals representative of the interest factor	18	17	15	14	15

Fixed charges as defined	$127	$129	$168	$151	$134

Ratio of earnings to fixed charges	3.55	3.10	1.79	—	—

NOTE:	Earnings were inadequate to cover fixed charges by $39 million for the year ended December 31, 2009 and by $121 million for the year ended December 31, 2008.